BRITISH COLUMBIA
ALBERTA
ONTARIO
QUEBEC

FORM 51-102F3
MATERIAL CHANGE REPORT

Item 1.	Reporting Issuer

Aurora Cannabis Inc. (the "Company")
1500 – 1199 West Hastings Street
Vancouver, BC V6E 3T5
Telephone: (604) 362-5207

Item 2.	Date of Material Change

July 31, 2017

Item 3.	News Release

A news release issued on July 31, 2017 at Vancouver, British Columbia relating to the material change described herein was disseminated through Canada Newswire.

Item 4.	Summary of Material Change

Radient Technologies Inc. (“Radient” or the “Corporation”) Announces Conversion of Aurora Cannabis Inc. (“Aurora”) Debenture.

Full Description of Material Change

The convertible debenture issued to Aurora on February 13, 2017, has been converted into 14,285,714 units of Radient (the “Conversion Units”) pursuant to the acceleration provisions contained therein. Each Conversion Unit consists of one common share and one common share purchase warrant exercisable prior to February 13, 2019 for one additional common share of Radient at an exercise price of $0.33 per warrant.

Radient will also make the final interest payment of $41,096 to Aurora through the issuance of additional 77,540 units to Aurora (the "Interest Units"). Each Interest Unit consists of one common share and one common share purchase warrant exercisable prior to February 13, 2019 for one additional common share of Radient at an exercise price of $0.53 per warrant. The issuance of the Interest Units to Aurora is subject to final approval of the TSX Venture Exchange.

Item 5.	Full Description of Material Change

See attached press release.

Item 6.	Reliance on subsection 7.1(2) or (3) of National Instrument 51-102

Not applicable.

Item 7.	Omitted Information

None

Item 8.	Senior Officers

The following senior officers of the Issuer are knowledgeable about the material change and may be contacted by the Commission at the address and telephone number:

Cam Battley, Executive Vice President
Phone: (905) 878-5525
Mobile: (905) 864-5525
Email: cam@auroramj.com

Nilda Rivera, Corporate Secretary
Mobile: (604) 362-5207
Email: nilda@auroramj.com

Terry Booth, Chief Executive Officer
Mobile: (780) 722 - 8889
Email: terry@auroramj.com

Item 9.	Date of Report

DATED July 31, 2017.

July 31, 2017	TSX: ACB	TSXV: RTI

Radient Technologies Announces Conversion of Aurora Cannabis Debenture

EDMONTON, ALBERTA & VANCOUVER, B.C., July 31, 2017 - Radient Technologies Inc. (“Radient” or the “Corporation”) (TSXV: RTI) and Aurora Cannabis Inc. (“Aurora”) (TSX: ACB) are pleased to announce that the convertible debenture issued to Aurora on February 13, 2017, has been converted into 14,285,714 units of Radient (the “Conversion Units”) pursuant to the acceleration provisions contained therein. Each Conversion Unit consists of one common share and one common share purchase warrant exercisable prior to February 13, 2019 for one additional common share of Radient at an exercise price of $0.33 per warrant.

Radient will also make the final interest payment of $41,096 to Aurora through the issuance of additional 77,540 units to Aurora (the "Interest Units"). Each Interest Unit consists of one common share and one common share purchase warrant exercisable prior to February 13, 2019 for one additional common share of Radient at an exercise price of $0.53 per warrant. The issuance of the Interest Units to Aurora is subject to final approval of the TSX Venture Exchange.

Early Warning Disclosure

Radient has been advised by Aurora that prior to the conversion of the convertible debenture Aurora held 2,777,800 common shares and 2,777,800 purchase warrants. Radient has been further advised by Aurora that after giving effect to the conversion, Aurora holds 17,245,221 common shares and 17,245,221 share purchase warrants of Radient representing approximately 9.6% of the issued and outstanding common shares, and 17.5% of the issued and outstanding common shares on a partially diluted basis.

Aurora acquired the securities for investment purposes. Aurora will evaluate its investment in Radient from time to time and may, based on such evaluation, market conditions and other circumstances, increase or decrease shareholdings as circumstances require through market transactions, private agreements, or otherwise. A copy of the Early Warning report will be filed by Aurora in connection with the acquisition and will be available on Radient’s SEDAR profile. In order to obtain a copy of the early warning report, please contact Nilda Rivera, Aurora’s Controller, at telephone number: 604-362-5207. Aurora’s registered office is located at 1500 - 1199 West Hastings St. Vancouver, British Columbia, V6E 3T5.

About Radient

Radient extracts natural compounds from a range of biological materials using its proprietary MAPTM natural product extraction technology platform which provides superior customer outcomes in terms of ingredient purity, yield, and cost. From its initial 20,000 square foot manufacturing plant in Edmonton, Alberta, Radient serves market leaders in industries that include pharmaceutical, food, beverage, natural health, personal care and biofuel markets. Visit www.radientinc.com for more information.

About Aurora

Aurora’s wholly-owned subsidiary, Aurora Cannabis Enterprises Inc., is a licensed producer of medical cannabis pursuant to Health Canada’s Access to Cannabis for Medical Purposes Regulations (“ACMPR”). The Company operates a 55,200 square foot, state-of-the-art production facility in Mountain View County, Alberta, and is currently constructing a second 800,000 square foot production facility, known as “Aurora Sky”, at the Edmonton International Airport, and has acquired, and is undertaking completion of, a third 40,000 square foot production facility in Pointe-Claire, Quebec, on Montreal’s West Island. Aurora also recently acquired Pedanios GmbH, a leading wholesale importer, exporter, and distributor of medical cannabis in the European Union (“EU”), based in Berlin, Germany. In addition, the company is the cornerstone investor with a 19.9% stake in Cann Group Limited, the only Australian company licensed to conduct research on and cultivate medical cannabis, Aurora’s common shares trade on the TSX under the symbol “ACB”. Visit www.auroramj.com for more information.

On behalf of the Board of Directors,
RADIENT TECHNOLOGIES INC.
Denis Taschuk, CEO
AURORA CANNABIS INC.
Terry Booth, CEO

Further Information:

For Radient:

Denis Taschuk, Chief Executive Officer, dtaschuk@radientinc.com, (780) 465-1318
Mike Cabigon, Chief Operating Officer, mcabigon@radientinc.com, (780) 465-1318

For Aurora:

Cam Battley	Marc Lakmaaker
Executive Vice President	NATIONAL Equicom
+1.905.864.5525	+1.416.848.1397
cam@auroramj.com	mlakmaaker@national.ca

Information set forth in this news release contains forward-looking information and statements that are based on assumptions as of the date of this news release. These statements reflect management’s current estimates, beliefs, intentions and expectations. They are not guarantees of future performance. The terms and phrases "goal", "commitment", "guidance", "expects", "would", "will", "continuing", "drive", "believes", "indicate", "look forward", "grow", "outlook", "forecasts", “intend”, and similar terms and phrases are intended to identify these forward-looking statements. The Corporation cautions that all forward looking information and statements are inherently uncertain and that actual performance may be affected by a number of material factors, many of which are beyond the Corporation’s control. Such factors include, among other things: risks and uncertainties relating to the Corporation’s ability to complete the proposed shares for debt transaction. Accordingly, actual and future events, conditions and results may differ materially from the estimates, beliefs, intentions and expectations expressed or implied in the forward looking information. Except as required under applicable securities legislation, the Corporation undertakes no obligation to publicly update or revise forward-looking information.

Neither TSX nor TSX Venture Exchange nor their Regulation Services Providers (as that term is defined in the policies of the respective Exchanges) accepts responsibility for the adequacy or accuracy of this release.